EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Six Months Ended,
June 30, 2016
Earnings:
Loss from continuing operations before equity in income of unconsolidated entities and income taxes	$(40,247)
Combined fixed charges and preferred share dividends (from below)	57,040
Amortization of capitalized interest	1,387
Subtract:
Capitalized interest (from below)	(3,062)
Preferred share dividends included in fixed charges	(7,105)
Preferred unit distributions included in fixed charges	(330)
Preferred distributions of other consolidated entities	(8)
Total earnings	$7,675

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$46,198
Capitalized interest (internal and external)	3,062
Interest included in rental expense	337
Preferred share dividends	7,105
Preferred unit distributions	330
Preferred distributions of other consolidated entities	8
Total combined fixed charges and preferred share dividends	$57,040

Ratio of earnings to combined fixed charges and preferred share dividends	0.13

Deficiency	$49,365

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.